LIFEWAY FOODS, INC.
6431 W Oakton
Morton Grove, Illinois 60053
July 23, 2007
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Lifeway Foods, Inc. Registration Statement on Form S-3, as amended (Registration No. 333-137317)
Dear Sir or Madam:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lifeway Foods, Inc., an Illinois corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3, as amended (Registration No. 333-137317) be accelerated so that it will become effective at 10:30 a.m. (E.S.T.), July 25, 2007, or as soon thereafter as practicable.
The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LIFEWAY FOODS, INC..
By:	/s/ Edward P. Smolyansky
Edward P. Smolyansky
Chief Accounting and Financial Officer